UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549 Mail Processing Section

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16014351

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2016
Washington DC
416

SEC FILE NUMBER
8-69276

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Robertson Stephens Securities LLC

OFFICIAL USE ONLY

FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 California Street, Suite 1625

(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bernadine Heinrich **(415) 500-6807**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number

TO THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)

(Executed WITHIN OR WITHOUT of the State of California)

I, **Robin L. Nakao**, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 22nd day of February ____ 2016, at San Francisco, California.



(Signature of person signing)

President

(Title of person signing report)

Robertson Stephens Securities LLC

(Name of Licensee)

167704

(File Number)

INSTRUCTIONS:

1. If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.

OATH OR AFFIRMATION

I, **Robin L. Nakao**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Robertson Stephens Securities LLC**, as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robin L. Nakao 2/22/16

Signature

President

State of California
County of San Francisco

Subscribed and sworn to before me
this ____ day of ________ 2016

SEE ATTACHED
NOTARY CERTIFICATION

Notary Public

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 22nd day of FEBRUARY, 2016, by ROBIN L NAKAO ________________________________,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


R. A. DRUECKER
Commission # 2004171
Notary Public - California
Alameda County
My Comm. Expires Feb 13, 2017

(Seal) Signature R.A. Druecker

ROBERTSON STEPHENS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member of
Robertson Stephens Securities LLC

We have audited the accompanying statement of financial condition of Robertson Stephens Securities LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Robertson Stephens Securities LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, CA
February 19, 2016

Robertson Stephens Securities LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	240,881
Clearing Deposit		75,000
Accounts Receivable		60,553
Other assets		16,987
Total Assets	$	**393,421**
Liabilities and Member's Equity		
Accounts payable	$	11,886
Accrued liabilities		24,548
Accrued employee commission		3,680
Total Liabilities		40,114
Member's Equity:		
Member's Equity		353,307
Total Member's Equity		353,307
Total Liabilities and Member's Equity	$	**393,421**

See accompanying notes to financial statement

1. Business and Summary of Significant Accounting Policies

Business

Robertson Stephens Securities LLC (the "Company") is a Delaware limited liability company formed on February 1, 2013. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and became a member of the Financial Industry Regulatory Authority, Inc on December 26, 2013. The Company engages in the business of providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis.

The Company is controlled and managed by its sole managing member, Robertson Stephens LLC. As a limited liability company, the members' liability is limited to amounts reflected in the members' capital account.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Accounts Receivable

The Company reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. No allowance for uncollectible accounts receivable has been recorded as all receivables are deemed collectible as of December 31, 2015. The account receivable balance as of December 31, 2015 includes an in-kind receivable in the amount of $53,053 which reflects the value of Series A Preferred Warrants of a private company.

Revenue Recognition

Commission revenue and related expenses are recorded on a settlement date basis as reported by the clearing broker plus accruals for unsettled trades. Revenue related to private placement transactions are recognized on the date a transaction is closed with an issuer. In 2015 the Company recorded revenue related to its fees earned related to its private placement agent operations.

1. Business and Summary of Significant Accounting Policies - Continued

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Deposit with Clearing Organization

The Company's clearing organization requires that it maintain at least $75,000 in deposits.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $275,767 which was $270,767 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 14.55% to 1% in 2015.

4. Related Party Transactions

The Company operates from a leased office space in San Francisco under the terms of an expense-sharing agreement with Robertson Stephens Advisors LLC (the "Affiliate"). The Affiliate is the leasee. Under the terms of the expense-sharing agreement, the Affiliate may allocate a portion of rent and other administrative expenses to the Company each month. During 2015 the Affiliate did not allocate any expenses to the company. Accordingly, the amount paid and due to the Affiliate at December 31, 2015, was $0.

5. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.